September 8, 2005

Mr. Brad Skinner
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:
Comment Letter dated August 26, 2005 on Peregrine Systems, Inc. Form 10-K for the Fiscal Year Ended March 31, 2005 filed July 1, 2005 and Report on Form 8-K, filed July 5, 2005

Dear Mr. Skinner:

In response to the above-referenced comment letter, we have provided additional information below. We have organized our responses in the same format as your comments to facilitate your review process.

Please be advised that management of the Company has completed its assessment of the effectiveness of internal control over financial reporting as of March 31, 2005 as required by Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX") and is prepared to file an amended annual report on Form 10-K/A for the fiscal year then ended as well as a Form 10-Q for the quarter ended June 30, 2005 as soon as the comments raised in the Securities and Exchange Commission ("SEC") Staff's letter dated August 26, 2005 have been satisfactorily resolved. As such, we appreciate your prompt review of our responses below and look forward to working with you to resolve the comments, so that we may file our Form 10-K/A and Form 10-Q as soon as possible.

Form 10-K for the Fiscal Year Ended March 31, 2005

Item 7. MD&A of Financial Condition and Results of Operations

Revenue by Segment, page 31

1.
You disclose that approximately 46% of your fiscal 2004 sales are from your international subsidiaries and you indicate that changes in exchange rates may affect your operations. However, it appears that you neither identify nor quantify the effect of foreign exchange rate fluctuations on your operations. Please explain to us why you have not included such disclosures and how you considered the guidance in Section III.D of SEC Release No. 33-6835.

  Company Response:

  Upon further review of the guidance in Section III.D of SEC Release No. 33-6835, management proposes to amend its Annual Report on Form 10-K for the fiscal year ended March 31, 2005 by expanding disclosure of the impact of foreign exchange rate fluctuations on its results of operations for the fiscal year ended March 31, 2005 and the pro forma combined fiscal year ended March 31, 2004. The Company proposes to amend the Management's Discussion and Analysis ("MD&A") section of the fiscal year 2005 Form 10-K by adding the following additional language at the end of its discussion of results of operations for each of the comparative periods:

    Proposed additional disclosure at the end of "Comparison of Results of Operations for the Fiscal Year Ended March 31, 2005 with the Pro Forma Combined Fiscal Year Ended March 31, 2004"

    Effect of Foreign Currency Exchange Rate Fluctuations on Results of Operations

    Approximately 46% and 42% of our revenue for the fiscal year ended March 31, 2005 and the pro forma combined fiscal year ended March 31, 2004, respectively, were derived from operations outside the United States. As a consequence, our results are affected by changes in foreign currency exchange rates. To provide a framework for assessing how our underlying operations performed, excluding the effect of foreign currency exchange rate fluctuations, we have disclosed below the change in "total revenue" (comprised of licenses, maintenance, and consulting and training), "cost of revenue" (comprised of cost of licenses, maintenance, and consulting and training), and "operating costs and expenses" (comprised of sales and marketing, research and development, general and administrative, amortization of intangible assets, and restructuring, impairments and other) attributable to foreign currency exchange rate fluctuations. To do so, we have calculated the impact of foreign currency exchange rate fluctuations in U.S. Dollars by multiplying the fiscal year 2005 activity in local currencies by the difference between the average exchange rates in effect during fiscal year 2005 and the average exchange rates in effect during the pro forma combined fiscal year ended March 31, 2004.

    Total Revenue

    Total revenue for the fiscal year ended March 31, 2005 increased $16.5 million from total revenue for the pro forma combined fiscal year ended March 31, 2004. Approximately $5.3 million of the increase was the result of foreign currency exchange rate fluctuations.

    Cost of Revenue

    Cost of revenue for the fiscal year ended March 31, 2005 increased $2.9 million from cost of revenue for the pro forma combined fiscal year ended March 31, 2004. Approximately $0.8 million of the increase was the result of foreign currency exchange rate fluctuations.

    Operating Costs and Expenses

    Operating costs and expenses for the fiscal year ended March 31, 2005 increased $28.8 million from operating costs and expenses for the pro forma combined fiscal year ended March 31, 2004. Approximately $3.6 million of the increase was the result of foreign currency exchange rate fluctuations.

    Proposed additional disclosure at the end of "Comparison of Results of Operations of the Pro Forma Combined Fiscal Year Ended March 31, 2004 with the Fiscal Year Ended March 31, 2003"

    Effect of Foreign Currency Exchange Rate Fluctuations on Results of Operations

    Approximately 42% and 36% of our revenue for the pro forma combined fiscal year ended March 31, 2004 and the fiscal year ended March 31, 2003, respectively, were derived from operations outside the United States. As a consequence, our results are affected by changes in foreign currency exchange rates. To provide a framework for assessing how our underlying operations performed, excluding the effect of foreign currency exchange rate fluctuations, we have disclosed below the change in "total revenue" (comprised of licenses, maintenance, and consulting and training), "cost of revenue" (comprised of cost of licenses, maintenance, and consulting and training), and "operating costs and expenses" (comprised of sales and marketing, research and development, general and administrative, amortization of intangible assets, and restructuring, impairments and other) attributable to foreign currency exchange rate fluctuations. To do so, we have calculated the impact of foreign currency exchange rate fluctuations in U.S. Dollars by multiplying the pro forma combined fiscal year ended March 31, 2004 activity in local currencies by the difference between the average exchange rates in effect during the pro forma combined fiscal year ended March 31, 2004 and the average exchange rates in effect during fiscal year 2003.

    Total Revenue

    Total revenue for the pro forma combined fiscal year ended March 31, 2004 decreased $55.5 million from total revenue for the fiscal year ended March 31, 2003. This decrease is net of a revenue increase of approximately $11.0 million resulting from foreign currency exchange rate fluctuations.

    Cost of Revenue

    Cost of revenue for the pro forma combined fiscal year ended March 31, 2004 decreased $35.7 million from cost of revenue for the fiscal year ended March 31, 2003. This decrease is net of a cost of revenue increase of approximately $1.8 million resulting from foreign currency exchange rate fluctuations.

    Operating Costs and Expenses

    Operating costs and expenses for the pro forma combined fiscal year ended March 31, 2004 decreased $196.7 million from operating costs and expenses for the fiscal year ended March 31, 2003. This overall decrease is net of an operating expense increase of approximately $4.5 million resulting from foreign currency exchange rate fluctuations.

In addition, the Company intends to include similar disclosures in its future Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

Item 8. Consolidated Financial Statements and Supplementary Data

Consolidated Statement of Operations, page F-7

2.
We note that you exclude amortization of developed technology from your cost of sales. Please explain to us how you considered the guidance in Question 17 of the FASB Staff Implementation Guidance on Applying SFAS 86.

  Company Response:

  The Company believes that its current disclosure is consistent with the guidance in Question 17 of FASB Staff Implementation Guidance on Applying SFAS 86 based on the fact that its Consolidated Statement of Operations is not presented in a gross profit format, and all operating costs and expenses, including cost of licenses, maintenance, and consulting and training as well as amortization of developed technology, are included in total operating costs and expenses. However, in order to further enhance the disclosure for financial statement users, the Company proposes to amend its Annual Report on Form 10-K for the fiscal year ended March 31, 2005 to include a footnote on the face of its Consolidated Statements of Operations. The proposed additional disclosure is as follows:

    Proposed footnote to "Cost of licenses" on the face of the Consolidated Statements of Operations

  (1)
  Excludes amortization expense of $9,799 and $6,899 related to developed technology for the fiscal year ended March 31, 2005 and the 257-day period ended March 31, 2004, respectively.

In addition, the Company intends to include similar disclosures in its future Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

Consolidated Statement of Cash Flows, page F-9

3.
We note that you reconcile operating cash flows to net income from continuing operations. Please tell us how you considered the guidance in paragraph 28 of SFAS 95 that requires the use of net income in this reconciliation rather than net income from continuing operations.

  Company Response:

  Upon further review of guidance in paragraph 28 of SFAS 95, the Company proposes to amend its Consolidated Statements of Cash Flows included in its Annual Report on Form 10-K for the fiscal year ended March 31, 2005 to reconcile net loss to net cash (used in) provided by operating activities for the Successor Company for the year ended March 31, 2005 and the 257-day period ended March 31, 2004 (see Exhibit A for an illustration of the proposed amended disclosure). Management believes that the presentation of the Predecessor Company reconciliation of net loss from continuing operations to net cash used in (provided by) operating activities is consistent with current practice for companies reporting discontinued operations and the current presentation appropriately segregates cash flows from discontinued operations within the Consolidated Statement of Cash Flows supplemented by expanded discontinued operations cash flow information in Note 3 to the Consolidated Financial Statements. Since all required cash flow information for both continuing and discontinued operations has been disclosed in prior filings and information of the Predecessor Company is dated, the Company believes it is appropriate to maintain the previously filed disclosure for the 109-day period ended July 18, 2003 and the fiscal year ended March 31, 2003.

Notes to Consolidated Financial Statements

Note 1. Company Operations

Fresh-Start Reporting, page F-10

4.
We were unable to locate disclosure here or in previous filings that provides specific, meaningful information regarding how you determined your reorganization value. Please tell us how you considered disclosing the following described in paragraph 39 of SOP 90-7:

  •
  Discount rates, tax rates, the number of years for which cash flows are projected, and the method of determining terminal value;

  •
  Assumptions about which there is a reasonable possibility of the occurrence of a variation that would have significantly affected measurement of reorganization value; and

  •
  Assumptions about anticipated conditions that are expected to be different from current conditions, unless otherwise apparent.

  Company Response:

  Upon further review of guidance in paragraph 39 of SOP 90-7, the Company proposes to amend the discussion of fresh-start reporting in both the MD&A section titled "Critical Accounting Policies and Estimates—Fresh-Start" and Note 1 titled "Company Operations—Fresh Start Reporting" to the consolidated financial statements in its Annual Report on Form 10-K for the fiscal year ended March 31, 2005, as follows:

    Proposed additional disclosure, which replaces the second paragraph of "Critical Accounting Policies and Estimates—Fresh-Start" in the MD&A section, and is also inserted after the first paragraph in Note 1 "Company Operations—Fresh-Start Reporting" to the Consolidated Financial Statements:

    Management determined, with the assistance of third-party financial advisors, that the Company's business enterprise value ("BEV") was within the range of $245 million to $309 million. The range was also approved by the Bankruptcy Court in connection with the Reorganization Plan. For purposes of applying SOP 90-7, the Company used a BEV of $277 million, representing the mid-point of the range in valuations as management's best estimate of the Company's reorganized BEV. The BEV was based primarily on a discounted cash flow ("DCF") analysis using projected financial information for fiscal years 2004 through

    2007, a discount rate of 20%, a tax rate of 35%, and a terminal value of 2.1 times the forecasted revenue for fiscal year 2007. Financial information used to compute the BEV did not differ materially from that presented to the Bankruptcy Court in connection with the approval of the Reorganization Plan. Management also validated the range of BEV, which was determined using the DCF analysis, by using a comparable company analysis, which considers the value of similar companies to determine the value of the Company, and a transaction analysis, which considers transactions involving comparable companies where willing sellers have transferred control to willing buyers. Management also considered the Company's market capitalization as indicated through the trading price of its common shares to validate the BEV.

    The valuation relied on a number of estimates and assumptions, including the discount rate, projected growth rates for revenues and expenses, and tax rate. A variation in any of these assumptions would have resulted in a significant change to the determined BEV.

  Note 15. Segment and Geographic Information, page F-37

5.
You disclose that your Chief Executive Officer evaluates segment financial performance based on segment revenue only. Please explain to us how your CEO assesses performance and makes decisions regarding the allocation of resources to your operating segments without the benefit of a measure of profit or loss. Describe the type of information that is provided to your CEO in order to make such decisions and tell us how you considered paragraph 25(b) of SFAS 131.

  Company Response:

  The Company considers its Chief Executive Officer ("CEO") to be the chief operating decision maker ("CODM") as defined in SFAS 131. The CEO reviews the results of operations for the Company on a weekly, quarterly, and annual basis using consolidated financial information, with the exception of revenue, which is also presented on a geographic basis (as discussed in more detail below). The CEO retains ultimate decision making authority in deciding how to allocate resources and establishes performance goals based on consolidated financial results, with the exception of revenue targets, which are based on geography. Although revenue responsibility is managed on a geographical basis, strategic level decisions are made by the CEO.

  The Company prepares consolidated statements of operations and manages its business from an operations point of view as one business since its products fit into a narrow segment of a broader IT market and are sold principally to a single type of buyer, the IT manager, within its customer base. Therefore, management receives information regarding profitability on a consolidated basis, while analyzing costs at a functional level, such as sales and marketing, research and development, and general and administrative. Additionally, management analyzes revenue by the location of its customers. The CEO reviews revenue by geography and analyzes sales performance from each region. Sales personnel are typically assigned territories based on the geography most closely associated with the customers they serve. The CEO also receives information regarding expenses by expense type, including personnel costs, travel costs, and professional service costs, on a consolidated basis as well as at a departmental level which reflect costs by their origin, but which do not correlate to revenue derived from a region. Therefore, expenses do not correlate to the revenue derived from the regions and management does not assess the operating profit of the regions. For example, the Company does not allocate corporate overhead expenses to its international subsidiaries, so corporate marketing expenses that may improve international sales are not aligned with international sales for management reporting purposes.

  Through March 31, 2005, the CODM relied on two particular individuals, the Senior Vice President, Americas Sales and the Senior Vice President, EMEA/AP (Europe, the Middle East, Africa/Asia Pacific) Sales, to run their respective regions' sales operations, which is the primary focus of the information reviewed by the CODM. This is consistent with SFAS 131, which states that "generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment." This resulted in the management's conclusion that the Company's reportable operating segments consisted of two geographic regions: Americas and EMEA/AP.

  SFAS 131 Paragraph 25(b) requires that an enterprise disclose information about reported segment profit or loss, including certain revenues and expenses included in reported segment profit or loss, segment assets, and the basis of measurement, as described in paragraphs 27-31. However, paragraph 30 states that, "If the chief operating decision maker uses only one measure of a segment's profit or loss and only one measure of a segment's assets in assessing segment performance and deciding how to allocate resources, segment profit or loss and assets shall be reported at those measures."

  Based on the guidance in SFAS 131, the Company's organizational structure and the financial information used by its CODM as discussed above, the Company has concluded that SFAS 131 requires disclosure of only revenue by geographic segment as this is the only segment information that the CODM uses in assessing segment performance. Therefore, the Company believes that its segment disclosures in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2005 are appropriate.

  Note 16. Quarterly Financial Data (Unaudited), page F-39

6.
We note that you do not disclose gross profit information in your quarterly financial data. Please tell us how you considered the requirements of Item 302(a)(1) of Regulation S-K.

  Company Response

  Upon further review of Item 302(a)(1) of Regulation S-K and given the fact that the Company does not present its statement of operations in a gross profit format, the Company proposes to amend its Annual Report on Form 10-K for the fiscal year ended March 31, 2005 to include a line item entitled, "Cost of licenses, maintenance, and consulting and training" in its disclosure of quarterly financial information in Note 16 of notes to Consolidated Financial Statements. This presentation will allow a reader to compute gross profit and also remains consistent with the presentation of the Company's Consolidated Statements of Operations in the Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q for the quarterly periods presented. The proposed new disclosure is as follows:

	Successor Company Year Ended March 31, 2005
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$40,174	$47,934	$55,231	$47,711
Cost of licenses, maintenance, and consulting and training(1)	8,828	9,167	10,153	10,230
Other operating costs and expenses (excluding cost of licenses, maintenance, and consulting and training)	42,432	40,382	44,739	44,209
Operating (loss) income	(11,086)	(1,615)	339	(6,728)
Net (loss) income	(15,212)	(3,678)	1,905	(8,415)
Net (loss) income per share, basic(2)	(1.01)	(0.24)	0.13	0.56
Net (loss) income per share, diluted(2)	(1.01)	(0.24)	0.13	0.56

	Year Ended March 31, 2004
	Predecessor Company		Successor Company
	First Quarter	18 Days Ended July 18, 2003	74 Days Ended September 30, 2003	Third Quarter	Fourth Quarter
Total revenue	$42,456	$6,199	$35,220	$44,713	$45,951
Cost of licenses, maintenance, and consulting and training(1)	9,415	1,732	7,122	8,499	8,688
Other operating costs and expenses (excluding cost of licenses, maintenance, and consulting and training)	30,699	5,511	28,204	37,546	40,995
Operating income (loss)	2,342	(1,044)	(106)	(1,332)	(3,732)
Net (loss) income	(9,122)	383,311	(5,395)	(6,423)	(6,050)
Net (loss) income per share, basic(2):
(Loss) income per share from continuing operations	(0.05)	1.96	(0.36)	(0.43)	(0.40)
Income per share from discontinued operations	—	—	—	—	—
Net (loss) income per share	(0.05)	1.96	(0.36)	(0.43)	(0.40)
Net (loss) income per share, diluted(2):
(Loss) income per share from continuing operations	(0.05)	1.83	(0.36)	(0.43)	(0.40)
Income per share from discontinued operations	—	—	—	—	—
Net (loss) income per share	(0.05)	1.83	(0.36)	(0.43)	(0.40)

(1)
Cost of licenses excludes amortization expense of $2,440, $2,453, $2,451, $2,455, $2,449, $2,449, and $2,001, related to developed technology for the three months ended March 31, 2005, December 31, 2004, September 30, 2004, June 30, 2004, March 31, 2004, December 31, 2003 and 74 days ended September 30, 2003, respectively, which is included in other operating costs and expenses.

(2)
Net (loss) income per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly share amounts may not equal the totals for the respective periods.

Item 9A. Controls and Procedures, page 66

7.
We note that your internal controls over financial reporting are ineffective due to several material weaknesses. Please explain to us why several material weaknesses continue to exist considering the terms of your settlement agreement with the Commission. Explain to us the factors that have contributed to the continued existence of material weaknesses in excess of one year from the settlement date. In addition, tell us more about the corrective actions that you have taken since the settlement and indicate when you expect each weakness to be corrected.

  Company Response:

  Although we continue to address the Company's deficiencies in internal control over financial reporting, several factors have extended the period of time that it has taken to remedy these material weaknesses since the Company's settlement with the Commission. These factors include the following:

    •
    Significant turn-over in our finance and accounting staff—Since the Supplemental Consent and Undertaking of the Company was signed on July 15, 2003, we have experienced significant turn-over in our worldwide finance and accounting departments. For example, since that time we have had three Chief Financial Officers, three Vice Presidents of Finance, and three Internal Auditors. The current Chief Financial Officer and Vice President of Finance have been with the Company since August 2004. Below these management levels, we have also experienced a significant turn-over of other key finance and accounting personnel. This turn-over resulted in a loss of historical knowledge and has required significant investment in recruiting and training for replacement staff. These factors have extended the time it has taken the Company to identify and begin to remedy its material weaknesses as well as other deficiencies in internal control over financial reporting.

    •
    Complex corporate structure—The Company has a complex corporate structure, especially for a company of our size. The Company is in the process of streamlining its corporate structure, and has reduced the number of subsidiaries from 78 in July 2003 to 50 today. Additionally, the Company plans to liquidate approximately 30 of these remaining subsidiaries. The process of liquidating a legal entity involves a variety of tasks and can take a significant amount of time, depending on the jurisdiction of incorporation of the subsidiary.

    The time it has taken to simplify our corporate structure has extended the period of time it has taken to identify and begin to remedy our material weaknesses in internal control over financial reporting both because of the ongoing complexity this corporate structure brings to our financial reporting processes as well as the time and resources required to simplify the corporate structure. Because our information systems are not fully automated as described below, our accounting processes related to the creation of entity level and consolidated financial statements that comply with both US GAAP and the various international statutory requirements in the countries in which we maintain legal entities are complex. As such, it takes a great deal of time to prepare consolidated financial statements.

    •
    Lack of fully automated information systems—The Company's financial reporting systems are not fully automated and, as a result, a significant amount of manual effort is required to close our books and produce our consolidated financial statements. Because many of our closing processes are manual and complex in nature, they are most effectively performed by trained personnel with historical knowledge of the Company's procedures. The staff turn-over discussed above has extended the period of time required to remedy our deficiencies in internal control and update our financial systems to facilitate our financial reporting.

    •
    Lack of current financial statements—During the bankruptcy proceedings and efforts to restate the Company's historical financial statements, the Company ceased to be current in its filings of periodic reports under the Securities Exchange Act of 1934, as amended. Since emergence from bankruptcy, the Company has devoted significant time and resources to becoming current with its Exchange Act filings and has filed two Annual Reports on Form 10-K, six Quarterly Reports on Form 10-Q, and 16 Current Reports on Form 8-K with the Commission in the past 12 months. As a result of focusing resources primarily on becoming current in its financial reporting, the Company has had fewer resources available to identify and begin to remedy the Company's material weaknesses in internal control over financial reporting.

    •
    Lack of internal controls—The scope of the Company's SOX compliance project has allowed the Company to identify and organize numerous control deficiencies, including material weaknesses that existed at March 31, 2005. Many of the control deficiencies have existed since prior periods but the Company's limited personnel resources were devoted to other priorities, such as emerging from bankruptcy and becoming current with the Company's Exchange Act filings. We believe we have made significant progress over the past 12 months in documenting our existing financial reporting processes, identifying and remediating deficiencies in the design of those processes, testing those processes for operational compliance and concluding on the results of the testing. While this process began with our engagement of RSM McGladrey in December 2003, we hired a new Chief Financial Officer and a Chief Accounting Officer in our second quarter of fiscal 2005 and significantly increased the resources devoted to this project in our third quarter of fiscal 2005. Now that we have identified and organized our deficiencies in internal control under the COSO framework and will be current with our Exchange Act filings once we file the Form 10-K/A discussed herein and the Form 10-Q for the quarter ended June 30, 2005 (which is anticipated when we resolve the comments in this letter), the Company intends to devote increased resources to remediate its control deficiencies.

The Company has begun its remediation efforts with respect to its eight identified material weaknesses. The Company's goal is to successfully complete its remediation efforts as soon as possible, so that management may conclude there are no material weaknesses in internal control over financial reporting. However, given the number and complexity of the identified material weaknesses and the remediation and testing efforts with respect thereto, the Company cannot assure you that it will have remediated all material weaknesses in a timely manner.

The following summarizes the measures the Company has implemented and/or plans to implement in order to remediate the eight identified material weaknesses:

1)
Plans to improve our control environment—We are currently engaged in planning activities to upgrade our financial information systems in order to improve the automation and timeliness of our financial reporting processes in areas such as the consolidation of our multiple subsidiaries and preparation of financial statements. We also continue to review our policies and procedures to improve the effectiveness of our internal control as well as improve the working environment for our personnel in order to reduce turnover. In addition, we have implemented and/or are in the process of implementing additional policies and procedures requiring elevated reviews of accounting matters by personnel with the requisite knowledge to properly conclude on these matters. To date, we have allocated resources to initially establishing, documenting, testing and concluding on the effectiveness of our internal control over financial reporting. Now that we have completed our assessment of the effectiveness of internal control over financial reporting, we expect to have more resources available to devote to correcting identified deficiencies and training our personnel to execute these new policies and procedures.

2)
Plans to improve control over period-end financial reporting processes—We have implemented and/or plan to implement additional policies and procedures requiring that all journal entries and conclusions on the application of accounting principles generally accepted in the United States of America be supported by sufficient documentation and be reviewed and approved by appropriate personnel with requisite knowledge to execute such review and approval. We also plan to train our existing personnel and/or hire additional personnel with the requisite knowledge to execute these reviews and approvals. We also expect that the initiatives to improve our control environment discussed above will enhance our period-end financial reporting processes.

3)
Plans to improve control over review of non-standard terms in customer contracts—We have implemented additional policies and procedures requiring review and approval of certain non-standard customer contract terms. We will also continue with our current practice of using more standard contract terms. However, certain master agreements under which existing customers purchase additional licenses and certain other non-standard customer contracts which were signed in prior periods when such non-standard contracts were more prevalent impose continuing obligations or govern payment streams that impact our current accounting and financial reporting. We plan to implement additional policies and procedures surrounding the documentation, analysis and approval of all material customer contracts with non-standard terms. We also expect that the initiatives to improve our control environment discussed above will improve our control over review of non-standard terms in customer contracts.

4)
Plans to improve controls over liability recognition—We have implemented and/or plan to implement additional policies and procedures to ensure proper recognition of accounts payable and accrued expenses in the proper period and have hired additional staff to analyze expense accruals at period end. We will also consider ways to improve our liability recognition controls in connection with our planning phase of our upgrade of our financial information systems as discussed above regarding our control environment.

5)
Plans to improve controls over purchasing and disbursements—We have implemented and/or plan to implement additional policies requiring the approval of, and maintenance of evidence of approval of, authorization of purchases, matching of receiving documentation and vendor invoices to properly approved purchase orders, and validation and authorization of all disbursements. We are currently engaged in planning activities to upgrade our financial information systems as discussed above regarding our control environment in the purchasing and disbursement area. We have hired additional personnel with experience in this area and also plan to train our existing personnel in these new policies, so that they may more effectively control our purchasing and disbursements process.

6)
Plans to improve control over access to financial applications and data—We have implemented and/or plan to implement additional polices and procedures for system access controls for our users with financial, accounting or reporting responsibilities. We will also consider ways to improve our system access controls in connection with our planning activities to upgrade our financial information systems as discussed above regarding our control environment. We have hired additional personnel to support our financial information systems, including improving access controls.

7)
Plans to improve control over recording the Company's income tax provision—We have implemented and/or are planning to implement additional policies and procedures to improve control over the preparation of our income tax provision, the determination of the related tax liability, and its reconciliation to our general ledger. We have recently hired an income tax provision manager, who has the necessary experience and expertise in the preparation of income tax provisions, as well as an international tax manager. In connection with our financial information systems upgrade planning process as discussed above regarding our control environment, we will consider ways to automate and improve the preparation and organization of data required to prepare our income tax provision to facilitate and expedite the process. Finally, we are evaluating income tax provision preparation software packages to improve our internal control in this area.

8)
Plans to improve control over spreadsheets—We have implemented and/or are in the process of implementing additional policies and procedures to improve the change management and access controls over spreadsheets used in our financial reporting process. We also plan to train our existing personnel in these new policies, so that they may more effectively execute these controls. In addition, we will evaluate ways to reduce the reliance on spreadsheets of our financial reporting process in connection with our financial information systems upgrade planning as discussed above regarding our control environment.

  Report on Form 8-K, filed July 5, 2005

8.
We note that you refer to your non-GAAP earnings measures as "pro forma." Please explain to us how you considered the information in footnote 12 to SEC Release 33-8176 regarding the difference between "pro forma" and "non-GAAP" financial information.

  Company Response:

  Upon further review of the information in footnote 12 to SEC Release 33-8176, the Company agrees with the Staff that the appropriate description of this information in the reconciliation is "non-GAAP," with the exception of the disclosure of results of the Successor and Predecessor Companies, combining the 257-day period ended March 31, 2004 with the 109-day period ended July 18, 2003, which the Company believes is appropriately labeled as "pro forma combined." As such, the Company proposes to use the term "non-GAAP" for similar disclosures in future filings.

The Company acknowledges that:

  •
  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding these responses or require any additional information, please contact Russ Clark, our Chief Accounting Officer, at (858) 720-5360.

Sincerely,
/s/ JOHN MUTCH John Mutch President and Chief Executive Officer

EXHIBIT A

PEREGRINE SYSTEMS, INC.

Consolidated Statements of Cash Flows

(in thousands)

	Successor Company		Predecessor Company
	Year Ended March 31, 2005	257 Days Ended March 31, 2004	109 Days Ended July 18, 2003	Year Ended March 31, 2003
Cash flow from operating activities:
Net loss (Successor Company)	$(25,400)	$(17,868)
(Loss) income from continuing operations (Predecessor Company)			$373,937	$(226,705)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	27,563	20,762	2,469	15,482
Non-cash restructuring, impairments and other	—	—	—	53,597
Stock compensation expense	839	—	551	42,355
Non-cash reorganization items	(676)	(1,968)	(393,901)	(11,802)
Foreign currency transaction losses (gains), net	(2,162)	(631)	998	1,654
Cash used to pay imputed interest portions of long-term debt	(1,056)	(427)	—	—
Gain on sale of investments	(1,096)		(1,239)	—
Cash used to pay reorganization items	(3,275)	(1,614)	(42,877)	—
Deferred taxes	(79)	622	—	—
Gain on collection of employee notes receivable	(944)	—	—	—
Increase (decrease) in cash resulting from changes in:
Accounts receivable	4,907	(9,881)	11,534	5,830
Other assets	4,313	10,709	1,402	1,083
Accounts payable	(2,451)	(3,868)	2,630	(5,141)
Accrued expenses	2,266	(9,761)	3,970	20,855
Deferred revenue	(4,687)	18,860	(11,131)	(27,484)

Net cash (used in) provided by operating activities	(1,938)	4,935	(51,657)	(130,276)

Cash flow from investing activities:
Collections of Remedy sale indemnification holdback	—	10,000	—	—
Sale of investments and collection of notes receivable	4,195	1,000	5,431	—
Collection of notes receivable from employees	944	—	—	525
Proceeds from sale of non-core product lines	—	—	—	15,910
Purchases of property and equipment	(4,558)	(2,560)	(10)	(753)
Proceeds from sales of property and equipment	310	—	—	—
Purchases of marketable securities available for sale	(25,000)	—	—	—
Proceeds from sale of marketable securities available for sale	25,000	—	—	—
Change in restricted cash	356	(1,869)	27,157	(26,622)
Maturities of short-term investments	—	—	—	17,606

Net cash provided by investing activities	1,247	6,571	32,578	6,666

Cash flow from financing activities:
Proceeds from debtor in possession financing	—	—	—	54,014
Repayments of debtor in possession financing	—	—	—	(54,014)
Advances from factored receivables	—	—	—	28,338
Repayments of factored receivables	(4,748)	(7,107)	(24,282)	(134,063)
Issuance of long-term debt	—	—	—	57,904
Repayment of long-term debt	(17,617)	(7,350)	(86,516)	(61,394)
Collection on subscriptions receivable	28	—	6	8,300
Bank overdraft	—	—	—	(12,445)
Issuance of common stock, employee plans	307	6	—	1,145

Net cash used in financing activities	(22,030)	(14,451)	(110,792)	(112,215)

Effect of exchange rate changes on cash	1,540	826	1,057	2,649

Net cash flows from discontinued operations	—	—	2,565	384,000

Net (decrease) increase in cash and cash equivalents	(21,181)	(2,119)	(126,249)	150,824
Cash and cash equivalents, beginning of period	105,946	108,065	234,314	83,490

Cash and cash equivalents, end of period	$84,765	$105,946	$108,065	$234,314

Cash paid during the period for:
Interest	$3,188	$2,797	$34	$14,874

Income taxes	$5,062	$1,831	$1,434	$11,085

Supplemental Disclosure of Non-Cash Activities of Continuing Operations:
Guaranteed value common stock (see Note 18)	$—	$—	$—	$(9,520)

Common stock issued for investments and investments exchanged for cancellation of deferred revenue	$—	$—	$—	$(3,835)

The accompanying notes are an intregral part of these consolidated financial statements